

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> Re: **Real Goods Solar, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2017 by Iroquois Master Fund Ltd., Iroquois Capital**
> **Investment Group LLC, Iroquois Capital Management, LLC, Richard Abbe**
> **and Kimberly Page**
> **File No. 001-34044**

Dear Mr. Freedman:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

General

1.   We note the following statement on page 1 of the proxy statement: "As of the date hereof, the members of the Iroquois Capital Group collectively own approximately 4.99% of the outstanding shares of Common Stock of the Company (the "Iroquois Capital Group Shares")." However, the 4.99% appears to include shares underlying unexercised warrants. Please clarify the amount of shares outstanding owned by the Participants as distinguished from the amount of shares beneficially owned by the Participants. Please ensure that your response explains the additional shares referenced on page 13 under the heading "Additional Participant Information."

<u>Quorum; Broker Non-Votes; Discretionary Voting, page 11</u>

2. It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language suggesting that brokers may vote on the ratification of the public accounting firm, or advise.

3. We note your reference to a proposal "to approve the non-binding advisory resolution on executive compensation." There does not appear to be such a proposal being presented for shareholder consideration at the Annual Meeting. Accordingly, please delete this reference.

<u>Proxy Card</u>

4. With respect to Proposal 1, please revise the card to match the company card that reflects a plurality vote. Specifically, replace "Against" everywhere in the proxy statement and card with the option to "Withhold All" and delete the option to "Abstain." Additionally, replace the option to vote "For All Nominees Except" with the option to "Withhold All Except" in order to comply with the bona fide nominee rule in Exchange Act Rule 14a-4(d).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions